Exhibit 99

Risk Factors

Risk Factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, as supplemented by Part II, Item 1A of our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2020 and June 30, 2020, and through updating of various statistical and other information.

As used below, “we,” “our” and “us” refer to MGIC Investment Corporation’s consolidated operations or to MGIC Investment Corporation, as the context requires; and “MGIC” refers to Mortgage Guaranty Insurance Corporation.

The COVID-19 pandemic may continue to materially impact our financial results and may also materially impact our business, liquidity and financial condition.
The COVID-19 pandemic had a material impact on our second quarter 2020 financial results. While uncertain, the future impact of the COVID-19 pandemic on the Company’s business, financial results, liquidity and/or financial condition may also be material. We expect that unemployment and economic uncertainty resulting from measures to reduce the transmission of COVID-19 (including previous "shelter-in-place" restrictions and continuing limitations on business), as well as COVID-19‑related illnesses and deaths, will negatively impact our business. The magnitude of the impact will be influenced by various factors, including the length and severity of the pandemic in the United States, the length of time that measures intended to reduce the transmission of COVID-19 remain in place, the resulting level of unemployment, and the impact of past and future government initiatives (including the enactment of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act")) and actions taken by Fannie Mae and Freddie Mac (the "GSEs") (including implementation of mortgage forbearance and modification programs) to mitigate the economic harm caused by COVID-19.

The COVID-19 pandemic has impacted and may continue to impact our business in various ways, including the following:

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Our incurred losses will increase as the number of insured mortgage delinquencies increase. We establish case reserves for insurance losses when delinquency notices are received on loans that are two or more payments past due and for loans we estimate are delinquent prior to the close of the accounting period but for which delinquency notices have not yet been reported to us (this is often referred to as “IBNR”). For information about our loss reserving methodology, see our risk factors titled "Because we establish loss reserves only upon a loan delinquency rather than based on estimates of our ultimate losses or risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods," and "Because loss reserve estimates are subject to uncertainties, paid claims may be substantially different than our loss reserves."

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We will be required to maintain more capital under the private mortgage insurer eligibility requirements ("PMIERs") of the GSEs, which generally require more capital to be held for delinquent loans than for performing loans and require more capital to be held as the number of payments missed on delinquent loans increase. For more information about the capital requirements of the PMIERs, see our risk factor titled "We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility."

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Over time, as the number of delinquencies increases, the number of claims that we must pay is likely to increase. For more information, see our risk factor titled "Downturns in the domestic economy or declines in the value of borrowers' homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns."

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If the number of purchase and/or refinance mortgage originations decreases, the number of mortgages available for us to insure in the near term may decrease. For more information, see our risk factor titled "If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline."

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Our access to the markets for excess of loss reinsurance through insurance-linked notes transactions and for quota share reinsurance may be limited and the terms under which we are able to secure such reinsurance may be less attractive than the terms of our previous transactions. For more information, see our risk factor titled "Reinsurance may not always be available or affordable."

•	Our access to the capital markets may be limited and the terms under which we may access the capital markets may be less attractive than the terms of our previous transactions.

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Receipt of a portion of our premiums may be delayed. For more information, see our risk factor titled "We are susceptible to disruptions in the servicing of mortgage loans that we insure and we rely on third-party reporting for information regarding the mortgage loans we insure."

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Our operations may be impacted if our management or other employees are unable to perform their duties as a result of COVID-19-related illnesses. For more information, see our risk factor titled "We rely on our management team and our business could be harmed if we are unable to retain qualified personnel or successfully develop and/or recruit their replacements."

Downturns in the domestic economy or declines in the value of borrowers’ homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns.
Losses result from events that reduce a borrower’s ability or willingness to continue to make mortgage payments, such as unemployment, health issues, family status, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect home prices, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Home prices may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, higher interest rates generally, changes to the deductibility of mortgage interest for income tax purposes, decreases in the rate of household formations, or other factors.
The unemployment rate rose from 3.5% as of December 31, 2019, to 14.7% as of April 30, 2020. It was 11.1% as of June 30, 2020 and is expected by the Federal Reserve to be 9.3% as of December 31, 2020, and to remain elevated for some time. We expect the high levels of unemployment to result in an increasing number of loans in our delinquency inventory and an increasing number of insurance claims; however, the increases are difficult to predict given the uncertainty in the current market environment, including uncertainty about the length and severity of the COVID-19 pandemic; the length of time that measures intended to reduce the transmission of COVID-19 remain in place; effects of forbearance programs enacted by the GSEs, various states and municipalities; and effects of past and future stimulus programs, including those contained in the CARES Act. The programs contained in the CARES Act include, among many others:

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Payment forbearance on federally-backed mortgages (including those delivered to or purchased by the GSEs) to borrowers experiencing a hardship during the COVID-19 pandemic. Forbearance allows for mortgage payments to be suspended for up to 360 days. Approximately 82% of our insurance in force that was written in 2019 and before was delivered to or purchased by the GSEs. While servicers of some non-GSE loans may not be required to offer forbearance to borrowers, we allow servicers to apply GSE loss mitigation programs to non-GSE loans. In addition, the Consumer Financial Protection Bureau ("CFPB") requires substantial loss mitigation efforts be made prior to servicers initiating foreclosure, therefore, servicers of non-GSE loans may have an incentive to offer forbearance or deferment.

•	For those mortgages that are not subject to forbearance, a suspension of foreclosures and evictions until at least August 31, 2020, on mortgages purchased or securitized by the GSEs.

•	Direct aid to individuals in the form of refundable tax credit rebates paid in April 2020.

•	"Paycheck Protection Program" to provide small businesses with funds to pay up to eight weeks of payroll costs, and certain other expenses.

•	Enhanced unemployment benefits, which expired July 31, 2020.

•	Increased flexibility under retirement plans.
The number of loans entering forbearance plans is unprecedented. Historically, forbearance plans have reduced the incidence of our losses on affected loans. However, given the uncertainty surrounding the long-term economic impact of COVID-19, it is difficult to predict the ultimate effect of COVID-19 related forbearances on our loss incidence. Whether a loan's delinquency will cure when its forbearance plan ends will depend on the economic circumstances of the borrower at that time. The severity of losses associated with loans whose delinquencies do not cure will depend on economic conditions at that time, including home prices.
We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility.
We must comply with a GSE's PMIERs to be eligible to insure loans delivered to or purchased by that GSE. The PMIERs include financial requirements, as well as business, quality control and certain transaction approval requirements. The financial requirements of the PMIERs require a mortgage insurer’s “Available Assets” (generally only the most liquid assets of an insurer) to equal or exceed its “Minimum Required Assets” (which are generally based on an insurer’s book of insurance in force and calculated from tables of factors with several risk dimensions, reduced for credit given for risk ceded under reinsurance agreements).
Based on our interpretation of the PMIERs, as of June 30, 2020, MGIC’s Available Assets totaled $4.5 billion, or $1.1 billion in excess of its Minimum Required Assets. MGIC is in compliance with the PMIERs and eligible to insure loans purchased by the GSEs. In calculating these "Minimum Required Assets," the total credit for risk ceded under our reinsurance transactions is subject to a modest reduction. Our reinsurance transactions are discussed in our risk factor titled "The mix of business we write affects our

Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring." Our existing reinsurance transactions are subject to periodic review by the GSEs and there is a risk we will not receive our current level of credit in future periods for the risk ceded under them. In addition, we may not receive the same level of credit under future reinsurance transactions that we receive under existing transactions. If MGIC is not allowed certain levels of credit under the PMIERs, under certain circumstances, MGIC may terminate the reinsurance transactions, without penalty.
The PMIERs generally require us to hold significantly more Minimum Required Assets for delinquent loans than for performing loans and the Minimum Required Assets required to be held increases as the number of payments missed on a delinquent loan increases. For delinquent loans whose initial missed payment occurred on or after March 1, 2020 and prior to January 1, 2021 (the "COVID-19 Crisis Period"), the Minimum Required Assets are generally reduced by 70% for at least three months. The 70% reduction will continue, or be newly applied, for delinquent loans that are subject to a forbearance plan that is granted in response to a financial hardship related to COVID-19, the terms of which are materially consistent with terms of forbearance plans offered by Freddie Mac or Fannie Mae. Under the PMIERs, a forbearance plan on a loan with an initial missed payment occurring during the COVID-19 Crisis Period is assumed to have been granted in response to a financial hardship related to COVID-19. Loans considered to be subject to a forbearance plan include those that are in a repayment plan or loan modification trial period following the forbearance plan.
We expect the GSEs and servicers will provide us with information about the forbearance status for nearly all of the loans in our delinquency inventory. The forbearance information provided by the GSEs will be with respect to delinquent loans in forbearance as of the prior month-end, while the information provided by loan servicers may be more current. As a result, in some cases, there may be a delay in our ability to take advantage of the 70% reduction.
It is possible that, despite reducing the Minimum Required Assets for certain delinquent loans by 70%, the increasing number of delinquent loans caused by the COVID-19 pandemic will cause our Available Assets to be less than our Minimum Required Assets. As of June 30, 2020, there were 69,326 loans in our delinquency inventory, of which 67% were reported to us as subject to a COVID-19 related forbearance plan. We are unable to predict the ultimate number of loans that will become delinquent as a result of the COVID-19 pandemic.
If our Available Assets are less than our Minimum Required Assets, then we would not be in compliance with the PMIERs. The PMIERs provide a list of remediation actions for a mortgage insurer's non-compliance, with additional actions possible in the GSEs' discretion. At the extreme, the GSEs may suspend or terminate our eligibility to insure loans purchased by them. Such suspension or termination would significantly reduce the volume of our new business writings; the substantial majority of our 2019 NIW was for loans delivered to or purchased by the GSEs. In addition to the increase in Minimum Required Assets associated with delinquent loans, factors that may negatively impact MGIC’s ability to continue to comply with the financial requirements of the PMIERs include the following:

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The GSEs may make the PMIERs more onerous in the future. The PMIERs provide that the factors that determine Minimum Required Assets will be updated periodically, or as needed if there is a significant change in macroeconomic conditions or loan performance. We do not anticipate that the regular periodic updates will occur more frequently than once every two years. The PMIERs state that the GSEs will provide notice 180 days prior to the effective date of updates to the factors; however, the GSEs may amend any portion of the PMIERs at any time.

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There may be future implications for PMIERs based upon the proposed changes to the regulatory capital requirements for the GSEs. In May 2020, the FHFA re-proposed a capital rule for the GSEs that, if enacted, would increase the capital requirements of the GSEs. That increase may ultimately result in an increase in the Minimum Required Assets required to be held by mortgage insurers. The re-proposed capital rule included a framework for determining the capital relief allowed to the GSEs for loans with private mortgage insurance and it affords more capital relief to the GSEs when its counterparty is a more diversified entity. The proposed changes also decreased the GSEs' capital credit provided by credit risk transfer transactions, which could result in decreased PMIERs credit for existing or future reinsurance or insurance linked notes transactions entered into by MGIC. Further, any changes to the GSEs' capital and liquidity requirements resulting from the Treasury Housing Reform Plan could have future implications for PMIERs.

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Our future operating results may be negatively impacted by the matters discussed in the rest of these risk factors. Such matters could decrease our revenues, increase our losses or require the use of assets, thereby creating a shortfall in Available Assets.

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Should capital be needed by MGIC in the future, capital contributions from our holding company may not be available due to competing demands on holding company resources, including for repayment of debt.

Because we establish loss reserves only upon a loan delinquency rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.
In accordance with accounting principles generally accepted in the United States, we establish case reserves for insurance losses and loss adjustment expenses only when notices of default on insured mortgage loans are received on loans that are two or more payments past due and for loans we estimate are in default but for which notices of default have not yet been reported to us by the servicers (this is often referred to as “IBNR”). Because our reserving method does not consider losses that could occur from loans that are not delinquent, such losses are not reflected in our financial statements, except in the case where a premium deficiency exists. A premium deficiency would be recorded if the present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves on the applicable loans. As a result, future losses on loans that are not currently delinquent may have a material impact on future results as such losses emerge. As of June 30, 2020, we had established case reserves and reported losses incurred for 69,326 loans in our delinquency inventory and increased our IBNR reserve from $30 million at March 31, 2020 to $61 million at June 30, 2020. Though not reflected in our June 30, 2020 financial results, as of July 31, 2020, our delinquency inventory had decreased to 68,206 loans. We expect that the number of loans in our delinquency inventory will increase from that level as a result of the COVID-19 pandemic, including as a result of high unemployment associated with initiatives intended to reduce the transmission of COVID-19. As a result, we expect our losses incurred to increase in future periods. The impact of the COVID-19 pandemic on the number of delinquencies and our losses incurred will be influenced by various factors, including those discussed in our risk factor titled "The impact of the COVID-19 pandemic on our business and financial condition may be material."
Because loss reserve estimates are subject to uncertainties, paid claims may be substantially different than our loss reserves.
When we establish case reserves, we estimate the ultimate loss on delinquent loans by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. The estimated claim rate and claim severity represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions and curtailments. The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be affected by several factors, including a change in regional or national economic conditions, the impact of past and future government actions (including the enactment of the CARES Act) and actions taken by the GSEs (including implementation of foreclosure moratoriums and mortgage forbearance and modification programs) to mitigate the economic harm caused by the COVID-19 pandemic and efforts to reduce the transmission of COVID-19, and a change in the length of time loans are delinquent before claims are received. All else being equal, the longer a loan is delinquent before a claim is received, the greater the severity. In light of the uncertainty caused by the COVID-19 pandemic, including the impact of foreclosure moratoriums and forbearance programs, the average time it takes to receive a claim may increase. The change in economic conditions may include changes in unemployment, including prolonged unemployment as a result of the COVID-19 pandemic, affecting borrowers’ income and thus their ability to make mortgage payments, and changes in home prices, which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. The economic effects of the COVID-19 pandemic may be disproportionately concentrated in certain geographic regions. Information about the geographic dispersion of our insurance in force can be found in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC. Changes to our claim rate and claim severity estimates could have a material impact on our future results, even in a stable economic environment. In addition, historically, losses incurred have followed a seasonal trend in which the second half of the year has weaker credit performance than the first half, with higher new default notice activity and a lower cure rate.
The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.
We set premiums at the time a policy is issued based on our expectations regarding likely performance of the insured risks over the long term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. In addition, our customized rate plans may delay our ability to increase our premiums on the NIW covered by such plans. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, the investment income we earn and the amount of reinsurance we carry may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipated when we set the premiums, could adversely affect our results of operations or financial condition. Our premium rates are also based in part on the amount of capital we are required to hold against the insured risk. If the amount of capital we are required to hold increases from the amount we were required to hold when a policy was written, we cannot adjust premiums to compensate for this and our returns may be lower than we assumed. For a discussion of the effect of the COVID-19 pandemic on the amount of capital we are required to hold, see our risk factor titled "We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility."
Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses.
The private mortgage insurance industry is highly competitive and is expected to remain so. We believe we currently compete with other private mortgage insurers based on premium rates, underwriting requirements, financial strength (including based on credit or financial strength ratings), customer relationships, name recognition, reputation, strength of management teams and field organizations, the ancillary products and services provided to lenders and the effective use of technology and innovation in the delivery and servicing of our mortgage insurance products.

Our relationships with our customers, which may affect the amount of our NIW, could be adversely affected by a variety of factors, including if our premium rates are higher than those of our competitors, our underwriting requirements are more restrictive than those of our competitors, or our customers are dissatisfied with our claims-paying practices (including insurance policy rescissions and claim curtailments).

Much of the competition in the industry in the last few years has centered on pricing practices which have included: (i) reductions in standard filed rates; (ii) use of customized rate plans (typically lower than standard rates) that are made available to lenders that meet certain criteria; and (iii) use of a spectrum of filed rates to allow for formulaic, risk-based pricing that may be quickly adjusted within certain parameters (referred to as "risk-based pricing systems"). While our increased use of reinsurance over the past several years has helped to mitigate the negative effect of declining premium rates on our returns, refer to our risk factor titled "Reinsurance may not always be available or affordable" for a discussion of the risks associated with the availability of reinsurance.
In 2019, we introduced MiQ, our risk-based pricing system that establishes our premium rates based on more risk attributes than were considered in 2018. The widespread use of risk-based pricing systems by the private mortgage insurance industry makes it more difficult to compare our rates to those offered by our competitors. We may not be aware of industry rate changes until we observe that our volume of new insurance written ("NIW") has changed. In addition, business under customized rate plans is awarded by certain customers for only limited periods of time. As a result, our NIW may fluctuate more than it had in the past. Regarding the concentration of our new business, our top ten customers accounted for approximately 31% and 27% of our NIW, in each of the twelve months ended June 30, 2020 and 2019.
We monitor various competitive and economic factors while seeking to balance both profitability and market share considerations in developing our pricing strategies. Premium rates on NIW will change our premium yield (net premiums earned divided by the average insurance in force) over time as older insurance policies run off and new insurance policies with different premium rates are written. Our premium rates are subject to approval by state regulatory agencies, which can delay or limit our ability to change them outside of the parameters already approved. In addition, our customized rate plans may delay our ability to increase our premiums on the NIW covered by such plans.
There can be no assurance that our premium rates adequately reflect the risk associated with the underlying mortgage insurance policies. For additional information, see our risk factors titled “The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations" and "If our risk management programs are not effective in identifying, or adequate in controlling or mitigating, the risks we face, or if the models used in our businesses are inaccurate, it could have a material adverse impact on our business, results of operations and financial condition."
Certain of our competitors have access to capital at a lower cost than we do (including, through off-shore reinsurance vehicles, which are tax-advantaged). As a result, they may be able to achieve higher after-tax rates of return on their NIW compared to us, which could allow them to leverage reduced premium rates to gain market share, and they may be better positioned to compete outside of traditional mortgage insurance, including by participating in alternative forms of credit enhancement pursued by Fannie Mae and Freddie Mac (the "GSEs") discussed in our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance."
The current private mortgage insurer eligibility requirements ("PMIERs") of each of the GSEs require a mortgage insurer to maintain a minimum amount of assets to support its insured risk, as discussed in our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility.” The PMIERs do not require an insurer to maintain minimum financial strength ratings; however, our financial strength ratings can affect us in the following ways:

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A downgrade in our financial strength ratings could result in increased scrutiny of our financial condition by the GSEs and/or our customers, potentially resulting in a decrease in the amount of our NIW. Standard and Poor's recently revised its outlook, to "negative," for MGIC and other U.S. mortgage insurers due to the risks associated with the COVID-19 pandemic. A.M. Best recently revised its outlook for the U.S. Private Mortgage Insurers market segment to "negative," but did not change MGIC's outlook at that time.

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Our ability to participate in the non-GSE residential mortgage-backed securities (RMBS) market (the size of which has been limited since 2008, but may grow in the future), could depend on our ability to maintain and improve our investment grade ratings for our insurance subsidiaries. We could be competitively disadvantaged with some market participants because the financial strength ratings of our insurance subsidiaries are lower than those of some competitors. MGIC's financial strength rating from A.M. Best is A- (with a stable outlook), from Moody’s is Baa1 (with a stable outlook) and from Standard & Poor’s is BBB+ (with a negative outlook).

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Financial strength ratings may also play a greater role if the GSEs no longer operate in their current capacities, for example, due to legislative or regulatory action. In addition, although the PMIERs do not require minimum financial strength ratings, the GSEs consider financial strength ratings to be important when using forms of credit enhancement other than traditional mortgage insurance, as discussed in our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance." In addition, the final GSE capital rule, when enacted, may provide the GSEs more capital credit for transactions with higher rated counterparties.
If we are unable to compete effectively in the current or any future markets as a result of the financial strength ratings assigned to our insurance subsidiaries, our future new insurance written could be negatively affected.
The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.
Alternatives to private mortgage insurance include:

•	investors using risk mitigation and credit risk transfer techniques other than private mortgage insurance,

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•	lenders using Federal Housing Administration ("FHA"), U.S. Department of Veterans Affairs ("VA") and other government mortgage insurance programs, and

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lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ("LTV") ratio and a second mortgage with a 10%, 15% or 20% LTV ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% LTV ratio that has private mortgage insurance.

The GSEs’ charters generally require credit enhancement for a low down payment mortgage loan (a loan with an amount that exceeds 80% of a home’s value) in order for such loan to be eligible for purchase by the GSEs. Private mortgage insurance has generally been purchased by lenders in primary mortgage market transactions to satisfy this credit enhancement requirement. In 2018, Freddie Mac and Fannie Mae initiated secondary mortgage market programs with loan level mortgage default coverage provided by various (re)insurers that are not mortgage insurers governed by PMIERs, and that are not selected by the lenders. These programs compete with traditional private mortgage insurance and, due to differences in policy terms, they may offer premium rates that are below prevalent single premium lender paid mortgage insurance ("LPMI") rates. We participate in these programs from time to time. See our risk factor titled “Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses” for a discussion of various business practices of the GSEs that may be changed, including through expansion or modification of these programs.
The GSEs (and other investors) have also used other forms of credit enhancement that did not involve traditional private mortgage insurance, such as engaging in credit-linked note transactions executed in the capital markets, or using other forms of debt issuances or securitizations that transfer credit risk directly to other investors, including competitors and an affiliate of MGIC; using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage; or accepting credit risk without credit enhancement.
The FHA's share of the low down payment residential mortgages that were subject to FHA, VA, USDA or primary private mortgage insurance was 30.0% in the first quarter of 2020, 28.2% in 2019 and 30.5% in 2018. In the past ten years, the FHA’s share has been as low as 28.2% in 2019 and as high as 64.5% in 2010. Factors that influence the FHA’s market share include relative rates and fees, underwriting guidelines and loan limits of the FHA, VA, private mortgage insurers and the GSEs; lenders' perceptions of legal risks under FHA versus GSE programs; flexibility for the FHA to establish new products as a result of federal legislation and programs; returns expected to be obtained by lenders for Ginnie Mae securitization of FHA-insured loans compared to those obtained from selling loans to the GSEs for securitization; and differences in policy terms, such as the ability of a borrower to cancel insurance coverage under certain circumstances. We cannot predict how the factors that affect the FHA’s share of new insurance written will change in the future.
The VA's share of the low down payment residential mortgages that were subject to FHA, VA, USDA or primary private mortgage insurance was 31.9% in the first quarter of 2020, 25.2% in 2019 and 22.9% in 2018. In the past ten years, the VA’s share has been as low as 15.7% in 2010 and as high as 31.9% in the first quarter of 2020. We believe that the VA’s market share has generally been elevated in recent years because of an increase in the number of borrowers that are eligible for the VA’s program, which offers 100% LTV ratio loans and charges a one-time funding fee that can be included in the loan amount, and because eligible borrowers have opted to use the VA program when refinancing their mortgages.
Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.
In 2019, the substantial majority of our NIW was for loans purchased by the GSEs, therefore, the business practices of the GSEs greatly impact our business and they include:

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the GSEs' PMIERs, the financial requirements of which are discussed in our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility,”

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the capital and collateral requirements for participants in the GSEs' alternative forms of credit enhancement discussed in our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance,"

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the level of private mortgage insurance coverage, subject to the limitations of the GSEs’ charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages (the GSEs generally require a level of mortgage insurance coverage that is higher than the level of coverage required by their charters; any change in the required level of coverage will impact our new risk written),

•	the amount of loan level price adjustments and guaranty fees (which result in higher costs to borrowers) that the GSEs assess on loans that require private mortgage insurance,

•	whether the GSEs select or influence the mortgage lender’s selection of the mortgage insurer providing coverage,

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the underwriting standards that determine which loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs,

•	the terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase, including limitations on the rescission rights of mortgage insurers,

•	the extent to which the GSEs intervene in mortgage insurers’ claims paying practices, rescission practices or rescission settlement practices with lenders, and

•	the maximum loan limits of the GSEs compared to those of the FHA and other investors.
The FHFA has been the conservator of the GSEs since 2008 and has the authority to control and direct their operations. The increased role that the federal government has assumed in the residential housing finance system through the GSE conservatorship may increase the likelihood that the business practices of the GSEs change, including through administrative action, in ways that have a material adverse effect on us and that the charters of the GSEs are changed by new federal legislation.

In September 2019, at the direction of President Trump, the U.S. Treasury Department ("Treasury") released the “Treasury Housing Reform Plan” (the "Plan"). The Plan recommends administrative and legislative reforms for the housing finance system, with such reforms intended to achieve the goals of ending the conservatorships of the GSEs; increasing competition and participation by the private sector in the mortgage market including by authorizing the FHFA to approve additional guarantors of conventional mortgages in the secondary market, simplifying the qualified mortgage ("QM") rule of the CFPB, transferring risk to the private sector, and eliminating the "GSE Patch" (discussed below); establishing regulation of the GSEs that safeguards their safety and soundness and minimizes the risks they pose to the financial stability of the United States; and providing that the federal government is properly compensated for any explicit or implicit support it provides to the GSEs or the secondary housing finance market. Also in September 2019, the Treasury and FHFA entered into a letter agreement that will allow the GSEs to remit less of their earnings to the government, which will help them rebuild their capital.

The impact of the Plan on private mortgage insurance is unclear. The Plan does not refer to mortgage insurance explicitly; however, it refers to a requirement for credit enhancement on high LTV ratio loans, which is a requirement of the current GSE charters. The Plan also indicates that the FHFA should continue to support efforts to expand credit risk transfer ("CRT") programs and should encourage the GSEs to continue to engage in a diverse mix of economically sensible CRT programs, including by increasing reliance on institution-level capital (presumably, as distinguished from capital obtained in the capital markets). For more information about CRT programs, see our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance."
The current GSE Patch expands the definition of QM under the Truth in Lending Act (Regulation Z) ("TILA") to include mortgages eligible to be purchased by the GSEs, even if the mortgages do not meet the debt-to-income ("DTI") ratio limit of 43% that is included in the standard QM definition. Originating a QM may provide a lender with legal protection from lawsuits that claim the lender failed to verify a borrower’s ability to repay. The GSE Patch is scheduled to expire no later than January 2021. Approximately 21% and 22% of our NIW in the first half of 2020 and the last half of 2019, respectively, was on loans with DTI ratios greater than 43%.

However, it is possible that expiration of the GSE Patch will be delayed and that not all future loans with DTI ratios greater than 43% will be affected by such expiration. In this regard, we note that in June 2020, the CFPB issued for comment, a proposed definition of QM that would replace the use of the DTI ratio in the definition with a pricing threshold that would exclude from the definition of QM a loan whose annual percentage rate exceeds the average prime offer rate for comparable loans by two percentage points or more. The CFPB proposed extending the expiration of the GSE Patch until the effective date of the final rule. Comments are due on the proposed rule by September 8, 2020.

We insure loans that do not qualify as QMs; however, we are unsure the extent to which lenders will make non-QM loans because they will not be entitled to the presumptions about compliance with the ATR rule that the law allows with respect to QM loans. We are also unsure the extent to which lenders will purchase private mortgage insurance for loans that cannot be sold to the GSEs. Finally, certain lenders have suspended their non-QM lending due to COVID-19 pandemic-related concerns.
The QM definition for loans insured by the FHA, which was issued by the Department of Housing and Urban Development (“HUD”), is less restrictive than the CFPB’s current definition in certain respects, including that (i) it has no DTI ratio limit, and (ii) it allows lenders certain presumptions about compliance with the ATR rule on higher priced loans. It is possible that, in the future, lenders will prefer FHA-insured loans to loans insured by private mortgage insurance as a result of the FHA’s less restrictive QM definition. However, in September 2019, HUD released its Housing Reform Plan and indicated that the FHA should refocus on its mission of providing housing finance support to low- and moderate-income families that cannot be fulfilled through traditional underwriting. In addition, Treasury's Plan indicated that the FHFA and HUD should develop and implement a specific understanding as to the appropriate roles and overlap between the GSEs and FHA, including with respect to the GSEs’ acquisitions of high LTV ratio loans and high DTI ratio loans.
As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the residential housing finance system in the future. The timing and impact on our business of any resulting changes is uncertain. Many of the proposed changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.
Reinsurance may not always be available or affordable.
As discussed in our risk factor titled "The mix of business we write affects our Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring," we have in place quota share and excess of loss reinsurance transactions providing various amounts of coverage on 85% of our risk in force as of June 30, 2020. These reinsurance transactions enable us to earn higher returns on our business than we would without them because fewer Available Assets are required to be held under PMIERs. However, reinsurance may not always be available to us or available on similar terms, the quota share reinsurance transactions subject us to counterparty credit risk, and the GSEs may change the credit they allow under the PMIERs for risk ceded under our reinsurance transactions. If we are unable to obtain reinsurance for NIW, our returns may decrease absent an increase in premium rates. An increase in our premium rates may lead to a decrease in our NIW.
We have in place quota share reinsurance ("QSR") transactions with unaffiliated reinsurers that cover most of our insurance written from 2013 through 2021, and smaller portions of our insurance written prior to 2013 and from 2022 through 2025. As of June 30, 2020, the weighted average coverage percentage of our QSR transactions was 21%, based on risk in force. We also have in place reinsurance agreements that provide excess-of-loss reinsurance coverage for a portion of the risk associated with certain mortgage insurance policies having an insurance coverage in force date on or after July 1, 2016 and before April 1, 2019. The transactions were entered into with special purpose insurers that issued notes linked to the reinsurance coverage ("Insurance Linked Notes" or "ILNs"). The market volatility caused by the COVID-19 pandemic has caused a disruption in the market for new ILN transactions. Although new ILN transactions closed in the market in June and July 2020, we consider their structures and/or terms to be less attractive than prior ILN transactions.
We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future.
Before paying an insurance claim, we review the loan and servicing files to determine the appropriateness of the claim amount. When reviewing the files, we may determine that we have the right to rescind coverage on the loan. In our SEC reports, we refer to insurance rescissions and denials of claims collectively as “rescissions” and variations of that term. In addition, our insurance policies generally provide that we can reduce or deny a claim if the servicer did not comply with its obligations under our insurance policy. We call such reduction of claims “curtailments.” In recent quarters, an immaterial percentage of claims received in a quarter have been resolved by rescissions. In the first half of 2020 and in 2019, curtailments reduced our average claim paid by approximately 4.0% and 5.0%, respectively.
Our loss reserving methodology incorporates our estimates of future rescissions, curtailments, and reversals of rescissions and curtailments. A variance between ultimate actual rescission, curtailment and reversal rates and our estimates, as a result of the outcome of litigation, settlements or other factors, could materially affect our losses.
When the insured disputes our right to rescind coverage or curtail claims, we generally engage in discussions in an attempt to settle the dispute. If we are unable to reach a settlement, the outcome of a dispute ultimately may be determined by legal proceedings.

Under ASC 450-20, until a loss associated with settlement discussions or legal proceedings becomes probable and can be reasonably estimated, we consider our claim payment or rescission resolved for financial reporting purposes and do not accrue an estimated loss. When we determine that a loss is probable and can be reasonably estimated, we record our best estimate of our probable loss. In those cases, until settlement negotiations or legal proceedings are concluded (including the receipt of any necessary GSE approvals), it is reasonably possible that we will record an additional loss. We are currently involved in discussions and/or proceedings with respect to our claims paying practices. Although it is reasonably possible that, when resolved, we will not prevail on all matters, we are unable to make a reasonable estimate or range of estimates of the potential liability. We estimate the maximum exposure where a loss is reasonably possible to be approximately $39 million. This estimate of maximum exposure is based upon currently available information; is subject to significant judgment, numerous assumptions and known and unknown uncertainties; will include an amount for matters for which we have recorded a probable loss until such matters are concluded; will include different matters from time to time; and does not include interest or consequential or exemplary damages.
In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.
We are subject to comprehensive regulation and other requirements, which we may fail to satisfy.
We are subject to comprehensive, detailed regulation, including by state insurance departments. Many of these regulations are designed for the protection of our insured policyholders and consumers, rather than for the benefit of investors. Mortgage insurers, including MGIC, have in the past been involved in litigation and regulatory actions related to alleged violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act ("RESPA"), and the notice provisions of the Fair Credit Reporting Act ("FCRA"). While these proceedings in the aggregate did not result in material liability for MGIC, there can be no assurance that the outcome of future proceedings, if any, under these laws would not have a material adverse effect on us. To the extent that we are construed to make independent credit decisions in connection with our contract underwriting activities, we also could be subject to increased regulatory requirements under the Equal Credit Opportunity Act ("ECOA"), FCRA, and other laws. Under ECOA, examination may also be made of whether a mortgage insurer's underwriting decisions have a disparate impact on persons belonging to a protected class in violation of the law.
Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business, including payment for the referral of insurance business, premium rates and discrimination in pricing, and minimum capital requirements. The increased use, by the private mortgage insurance industry, of risk-based pricing systems that establish premium rates based on more attributes than previously considered may result in increased state and/or federal scrutiny of premium rates. For more information about state capital requirements, see our risk factor titled “State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.” For information about regulation of data privacy, see our risk factor titled “We could be adversely affected if personal information on consumers that we maintain is improperly disclosed; and damage to, or interruption in, our information technology systems may disrupt our operations.” For more details about the various ways in which our subsidiaries are regulated, see “Business - Regulation” in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2019. While we believe our practices are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.
If our risk management programs are not effective in identifying, or adequate in controlling or mitigating, the risks we face, or if the models used in our businesses are inaccurate, it could have a material adverse impact on our business, results of operations and financial condition.
Our enterprise risk management program, described in "Business - Our Products and Services - Risk Management" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2019, may not be effective in identifying, or adequate in controlling or mitigating, the risks we face in our business.
We employ proprietary and third party models to project returns, price products (including through our risk-based pricing system), determine the techniques used to underwrite insurance, estimate reserves, generate projections used to estimate future pre-tax income and to evaluate loss recognition testing, evaluate risk, determine internal capital requirements, perform stress testing, and for other uses. These models rely on estimates and projections that are inherently uncertain and may not operate as intended, especially in unprecedented circumstances such as those surrounding the COVID-19 pandemic. In addition, from time to time we seek to improve certain models, and the conversion process may result in material changes to assumptions, including those about returns and financial results. The models we employ are complex, which increases our risk of error in their design, implementation or use. Also, the associated input data, assumptions and calculations may not be correct, and the controls we have in place to mitigate that risk may not be effective in all cases. The risks related to our models may increase when we change assumptions and/or methodologies, or when we add or change modeling platforms. We have enhanced, and we intend to continue to enhance, our modeling capabilities. Moreover, we may use information we receive through enhancements to refine or otherwise change existing assumptions and/or methodologies.

We rely on our management team and our business could be harmed if we are unable to retain qualified personnel or successfully develop and/or recruit their replacements.
Our success depends, in part, on the skills, working relationships and continued services of our management team and other key personnel. The unexpected departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to obtain other personnel to manage and operate our business. In addition, we will be required to replace the knowledge and expertise of our aging workforce as our workers retire. In either case, there can be no assurance that we would be able to develop or recruit suitable replacements for the departing individuals; that replacements could be hired, if necessary, on terms that are favorable to us; or that we can successfully transition such replacements in a timely manner. We currently have not entered into any employment agreements with our officers or key personnel. Volatility or lack of performance in our stock price may affect our ability to retain our key personnel or attract replacements should key personnel depart. Without a properly skilled and experienced workforce, our costs, including productivity costs and costs to replace employees may increase, and this could negatively impact our earnings.
In response to the COVID-19 pandemic, the Company activated its business continuity program by transitioning to a remote worker virtual workforce model with certain essential activities supported by limited staff in controlled office environments. This transition was made to responsibly provide for the safety of employees and to continue to serve customers across our businesses. We have established a temporary succession plan for each of our key executives, should an executive be unable to perform his or her duties due to a COVID-19 related illness; however, it is uncertain what impact COVID-19-related illnesses may have on our operations in the future.
If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline.
The factors that may affect the volume of low down payment mortgage originations include:

•	the health of the domestic economy as well as conditions in regional and local economies and the level of consumer confidence,

•	restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues or risk-retention and/or capital requirements affecting lenders,

•	the level of home mortgage interest rates,

•	housing affordability,

•	new and existing housing availability,

•	the rate of household formation, which is influenced, in part, by population and immigration trends,

•	homeownership rates,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinanced loans have LTV ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.
A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance and limit our NIW. The COVID-19 pandemic, including the related restrictions on business in many parts of the U.S., its effect on unemployment and consumer confidence, and changing underwriting standards may affect the number of purchase mortgage originations. For other factors that could decrease the demand for mortgage insurance, see our risk factor titled “The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.”
State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.
The insurance laws of 16 jurisdictions, including Wisconsin, MGIC's domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to its risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the “State Capital Requirements.” While they vary among jurisdictions, the most common State Capital Requirements allow for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if (i) the percentage decrease in capital exceeds the percentage decrease in insured risk, or (ii) the percentage increase in capital is less than the percentage increase in insured risk. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position (“MPP”). The “policyholder position” of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

At June 30, 2020, MGIC’s risk-to-capital ratio was 9.6 to 1, below the maximum allowed by the jurisdictions with State Capital Requirements, and its policyholder position was $2.9 billion above the required MPP of $1.6 billion. Our risk-to-capital ratio and MPP reflect full credit for the risk ceded under our quota share reinsurance and excess of loss transactions with unaffiliated reinsurers. It is possible that under the revised State Capital Requirements discussed below, MGIC will not be allowed full credit for the risk ceded under such transactions. If MGIC is not allowed an agreed level of credit under the State Capital Requirements, MGIC may terminate the reinsurance transactions, without penalty. At this time, we expect MGIC to continue to comply with the current State Capital Requirements; however, you should read the rest of these risk factors for information about matters that could negatively affect such compliance, including the effects of the COVID-19 pandemic. At June 30, 2020, the risk-to-capital ratio of our combined insurance operations was 9.5 to 1.
The NAIC has previously announced plans to revise the minimum capital and surplus requirements for mortgage insurers that are provided for in its Mortgage Guaranty Insurance Model Act. In December 2019, a working group of state regulators released an exposure draft of a revised Mortgage Guaranty Insurance Model Act and a risk-based capital framework to establish capital requirements for mortgage insurers, although no date has been established by which the NAIC must propose revisions to the capital requirements and certain items have not yet been completely addressed by the framework, including the treatment of ceded risk and minimum capital floors. Currently we believe that the PMIERs contain more restrictive capital requirements than the draft Mortgage Guaranty Insurance Model Act in most circumstances.
While MGIC currently meets, and expects to continue to meet, the State Capital Requirements of Wisconsin and all other jurisdictions, it could be prevented from writing new business in the future in all jurisdictions if it fails to meet the State Capital Requirements of Wisconsin, or it could be prevented from writing new business in a particular jurisdiction if it fails to meet the State Capital Requirements of that jurisdiction, and in each case if MGIC does not obtain a waiver of such requirements. It is possible that regulatory action by one or more jurisdictions, including those that do not have specific State Capital Requirements, may prevent MGIC from continuing to write new insurance in such jurisdictions. If we are unable to write business in a particular jurisdiction, lenders may be unwilling to procure insurance from us anywhere. In addition, a lender’s assessment of the future ability of our insurance operations to meet the State Capital Requirements or the PMIERs may affect its willingness to procure insurance from us. In this regard, see our risk factor titled “Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and/or increase our losses.” A possible future failure by MGIC to meet the State Capital Requirements or the PMIERs will not necessarily mean that MGIC lacks sufficient resources to pay claims on its insurance liabilities. While we believe MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force on a timely basis, you should read the rest of these risk factors for information about matters that could negatively affect MGIC’s claims paying resources.
The mix of business we write affects our Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring.
The Minimum Required Assets under the PMIERs are, in part, a function of the direct risk-in-force and the risk profile of the loans we insure, considering LTV ratio, credit score, vintage, Home Affordable Refinance Program ("HARP") status and delinquency status; and whether the loans were insured under lender-paid mortgage insurance policies or other policies that are not subject to automatic termination consistent with the Homeowners Protection Act requirements for borrower paid mortgage insurance. Therefore, if our direct risk-in-force increases through increases in NIW, or if our mix of business changes to include loans with higher LTV ratios or lower FICO scores, for example, or if we insure a higher percentage of loans under lender-paid mortgage insurance policies, all other things equal, we will be required to hold more Available Assets in order to maintain GSE eligibility.
The minimum capital required by the risk-based capital framework contained in the exposure draft released by the NAIC in December 2019 would be, in part, a function of certain loan and economic factors, including property location, LTV ratio and credit score; general underwriting quality in the market at the time of loan origination; the age of the loan; and the premium rate we charge. Depending upon the provisions of the capital requirements when they are released in final form and become effective, our mix of business may affect the minimum capital we are required to hold under the new framework.
The percentage of our NIW from all single-premium policies has ranged from approximately 10% in 2013 to 19% in 2017 and was 13% in the first half of 2020 and 16% in 2019. Depending upon the actual life of a single premium policy and its premium rate relative to that of a monthly premium policy, a single premium policy may generate more or less premium than a monthly premium policy over its life.
We have in place quota share reinsurance ("QSR") transactions with unaffiliated reinsurers that cover most of our insurance written from 2013 through 2021, and smaller portions of our insurance written prior to 2013 and from 2022 through 2025. Although the transactions reduce our premiums, they have a lesser impact on our overall results, as losses ceded under the transactions reduce our losses incurred and the ceding commissions we receive reduce our underwriting expenses. The effect of the QSR transactions on the various components of pre-tax income will vary from period to period, depending upon the level of ceded losses.
In 2018 and 2019, MGIC entered into reinsurance agreements that provide excess-of-loss reinsurance coverage for a portion of the risk associated with certain mortgage insurance policies having an insurance coverage in force date on or after July 1, 2016 and before April 1, 2019. The transactions were entered into with special purpose insurers that issued notes linked to the reinsurance coverage ("Insurance Linked Notes" or "ILNs"). We expect that we may enter into other ILN transactions if capital market conditions are favorable. However, the market volatility caused by the COVID-19 pandemic has caused a disruption in the market for new ILN transactions. Although new ILN transactions closed in the market in June and July 2020, we consider their structures and/or terms to be less attractive than prior ILN transactions.
In addition to the effect of reinsurance on our premiums, we expect a decline in our premium yield because an increasing percentage of our insurance in force is from recent book years whose premium rates had been trending lower.
Our ability to rescind insurance coverage became more limited for insurance we wrote beginning in mid-2012. As a result of revised PMIERs requirements, we have revised our master policy effective for new insurance written beginning March 1, 2020. Our ability to rescind insurance coverage will become further limited for insurance we write under the new master policy, potentially resulting in higher losses than would be the case under our existing master policies. In addition, our rescission rights temporarily have become more limited due to accommodations we have made in connection with the COVID-19 pandemic. We have waived our rescission rights in certain circumstances where the failure to make payments was associated with a COVID-19 pandemic-related forbearance.
From time to time, in response to market conditions, we change the types of loans that we insure and the requirements under which we insure them. We also change our underwriting guidelines, in part through aligning most of them with the GSEs for loans that receive and are processed in accordance with certain approval recommendations from a GSE automated underwriting system. We also make exceptions to our underwriting requirements on a loan-by-loan basis and for certain customer programs. Our underwriting requirements are available on our website at http://www.mgic.com/underwriting/index.html.
Even when home prices are stable or rising, mortgages with certain characteristics have higher probabilities of claims. As of June 30, 2020, mortgages with these characteristics in our primary risk in force included mortgages with LTV ratios greater than 95% (15.0%), loans with borrowers having FICO scores below 620 (1.8%), mortgages with borrowers having FICO scores of 620-679 (8.4%), mortgages with limited underwriting, including limited borrower documentation (1.5%), and mortgages with borrowers having DTI ratios greater than 45% (or where no ratio is available) (13.7%), each attribute as determined at the time of loan origination. An individual loan may have more than one of these attributes.
Beginning in 2017, the percentage of NIW that we have written on mortgages with LTV ratios greater than 95% and mortgages with DTI ratios greater than 45% has increased, although the percentage of NIW that we have written on mortgages with DTI ratios greater than 45% has declined in 2019 and the first half of 2020 from its 2018 level. In 2018, we started considering DTI ratios when setting our premium rates, and we changed our methodology for calculating DTI ratios for pricing and eligibility purposes to exclude the impact of mortgage insurance premiums. As a result of this change, loan originators may have changed the information they provide to us. Although we have revised our operational procedures to account for this possibility, we cannot be sure that the DTI ratio we report for each loan beginning in late 2018 includes the related mortgage insurance premiums in the calculation. In addition, we expect to insure certain loans that would not have previously met our guidelines and to offer premium rates for certain loans lower than would have been offered under our previous methodology.
The widespread use of risk-based pricing systems by the private mortgage insurance industry (discussed in our risk factor titled "Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses") makes it more difficult to compare our premium rates to those offered by our competitors. We may not be aware of industry rate changes until we observe that our mix of new insurance written has changed and our mix may fluctuate more as a result.
If state or federal regulations or statutes are changed in ways that ease mortgage lending standards and/or requirements, or if lenders seek ways to replace business in times of lower mortgage originations, it is possible that more mortgage loans could be originated with higher risk characteristics than are currently being originated, such as loans with lower FICO scores and higher DTI ratios. Lenders could pressure mortgage insurers to insure such loans, which are expected to experience higher claim rates. Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting requirements.
We are susceptible to disruptions in the servicing of mortgage loans that we insure and we rely on third-party reporting for information regarding the mortgage loans we insure.
We depend on reliable, consistent third-party servicing of the loans that we insure. As discussed below, the increase in delinquent loans expected to be caused by the COVID-19 pandemic may result in liquidity issues and operational burdens for servicers, which may result in a delay in our receipt of premiums and disruptions in servicing.
The CARES Act provides for payment forbearance on loans purchased or secured by the GSEs to borrowers experiencing a hardship during the COVID-19 pandemic. During the forbearance period, mortgage servicers are required to pay four months of principal and interest to investors in the securities backed by the loans, even though the servicers are not receiving payments from borrowers. This may cause liquidity issues for especially non-bank servicers (who service approximately 41% of the loans underlying our insurance in force as of June 30, 2020) because they do not have the same sources of liquidity that bank servicers have.

While there has been no disruption in our premium receipts through the end of June 2020, we expect that if servicers experience future liquidity issues, they may be less likely to advance premiums to us on policies covering delinquent loans because they are not receiving payments from borrowers. Servicers experiencing liquidity issues may also be less likely to remit our premiums on policies covering loans that are not delinquent. Our policies allow us to cancel coverage on loans that are not delinquent if the premiums are not paid within a grace period. However, in response to the COVID-19 pandemic, many states have enacted moratoriums on the cancellation of insurance due to non-payment. The specific provisions of the moratoriums vary from state-to-state. In addition, the GSEs amended the PMIERs to require that mortgage insurers notify the GSEs before coverage is cancelled in specific circumstances and to give the GSEs the opportunity to pay the premium on behalf of the servicer to keep coverage in force.
The increased operational burdens associated with the likely increase in delinquent loans caused by the COVID-19 pandemic, as well as the possible transfer of servicing resulting from liquidity issues, may cause a disruption in the servicing of delinquent loans and reduce servicers’ ability to undertake mitigation efforts that could help limit our losses.
The information presented in this report and on our website with respect to the mortgage loans we insure is based on information reported to us by third parties, including the servicers and originators of the mortgage loans. Consequently, information presented may be subject to lapses or inaccuracies in reporting from such third parties. In many cases, we may not be aware that information reported to us by third parties is incorrect until such time as a claim is made against us under the relevant insurance policy. We do not receive monthly information from servicers for single premium policies, and may not be aware that the mortgage loans insured by such policies have been repaid. We periodically attempt to determine if coverage is still in force on such policies by asking the last servicer of record or through the periodic reconciliation of loan information with certain servicers. It may be possible that our reports continue to reflect, as active, policies on mortgage loans that have been repaid. For information about the importance of servicer and GSE reporting of forbearance information, see our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility.”
Changes in interest rates, house prices or mortgage insurance cancellation requirements may change the length of time that our policies remain in force.
The premium from a single premium policy is collected upfront and generally earned over the estimated life of the policy. In contrast, premiums from a monthly premium policy are received and earned each month over the life of the policy. In each year, most of our premiums earned are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is generally measured by persistency (the percentage of our insurance remaining in force from one year prior), is a significant determinant of our revenues. Future premiums on our monthly premium policies in force represent a material portion of our claims paying resources and a low persistency rate will reduce those future premiums. In contrast, a higher than expected persistency rate will decrease the profitability from single premium policies because they will remain in force longer than was estimated when the policies were written.
Our persistency rate was 68.2% at June 30, 2020, 75.8% at December 31, 2019 and 81.7% at December 31, 2018. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.
Our persistency rate is primarily affected by the level of current mortgage interest rates compared to the mortgage coupon rates on our insurance in force, which affects the vulnerability of the insurance in force to refinancing. Our persistency rate is also affected by the mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force. In 2018, the GSEs announced changes to various mortgage insurance termination requirements that are intended to further simplify the process of evaluating borrower-initiated requests for mortgage insurance termination and may reduce our persistency rate in the future.
Our holding company debt obligations materially exceed our holding company cash and investments.
At June 30, 2020, we had approximately $530 million in cash and investments at our holding company and our holding company’s debt obligations were $815 million in aggregate principal amount, consisting of $425 million of 5.75% Senior Notes due in 2023 ("5.75% Notes") and $390 million of 9% Debentures due in 2063 (of which approximately $133 million was purchased, and is held, by MGIC, and is eliminated on the consolidated balance sheet). Annual debt service on the 5.75% Notes and 9% Debentures outstanding as of June 30, 2020, is approximately $60 million (of which approximately $12 million will be paid to MGIC and will be eliminated on the consolidated statement of operations).
The 5.75% Senior Notes and 9% Debentures are obligations of our holding company, MGIC Investment Corporation, and not of its subsidiaries. The payment of dividends from our insurance subsidiaries which, other than investment income and raising capital in the public markets, is the principal source of our holding company cash inflow, is restricted by insurance regulation. In addition, through March 31, 2021, dividends paid by MGIC to our holding company require GSE approval. MGIC is the principal source of dividends, and in the first quarter of 2020 and in the full year 2019, it paid a total of $390 million and $280 million, respectively, in dividends to our holding company. We ask the OCI not to object before MGIC pays dividends and, due to the uncertainty surrounding the COVID-19 pandemic, MGIC did not pay a dividend to the holding company in the second quarter of 2020. Future dividend payments from MGIC to the holding company will be determined on a quarterly basis in consultation with the board of directors, and after considering any updated estimates about the length and severity of the economic impacts of the COVID-19 pandemic on our business.
In the first quarter of 2020 and in 2019, we repurchased approximately 9.6 million and 8.7 million shares of our common stock, respectively, using approximately $120 million and $114 million of holding company resources, respectively. As of June 30, 2020, we had $291 million of authorization remaining to repurchase our common stock through the end of 2021 under a share repurchase program approved by our Board of Directors in January 2020. Repurchases may be made from time to time on the open market (including through 10b5-1 plans) or through privately negotiated transactions. The repurchase program may be suspended for periods or discontinued at any time, and due to the uncertainty caused by the COVID-19 pandemic, we have temporarily suspended stock repurchases. If any additional capital contributions to our subsidiaries were required, such contributions would decrease our holding company cash and investments. As described in our Current Report on Form 8-K filed on February 11, 2016, MGIC borrowed $155 million from the Federal Home Loan Bank of Chicago. This is an obligation of MGIC and not of our holding company.
Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.
As noted above under our risk factor titled “We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility,” although we are currently in compliance with the requirements of the PMIERs, there can be no assurance that we would not seek to issue debt capital or to raise additional equity or equity-linked capital to manage our capital position under the PMIERs or for other purposes. Any future issuance of equity securities may dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.
At June 30, 2020, we had outstanding $390 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 ("9% Debentures") (of which approximately $133 million was purchased, and is held, by MGIC, and is eliminated on the consolidated balance sheet). The principal amount of the 9% Debentures is currently convertible, at the holder’s option, at a conversion rate, which is subject to adjustment, of 74.4718 common shares per $1,000 principal amount of debentures. This represents a conversion price of approximately $13.43 per share. The payment of dividends by our holding company results in an adjustment to the conversion rate and price, with such adjustment generally deferred until the end of the year.
We may redeem the 9% Debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 9% Debentures being redeemed, plus any accrued and unpaid interest, if the closing sale price of our common stock exceeds $17.46 for at least 20 of the 30 trading days preceding notice of the redemption.
We have the right, and may elect, to defer interest payable under the debentures in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also convertible into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We may elect to pay cash for some or all of the shares issuable upon a conversion of the debentures. For more information about the 9% Debentures, including additional requirements resulting from the deferral of interest, see Note 7 – “Debt” to our consolidated financial statements in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2019.
For a discussion of the dilutive effects of our convertible securities on our earnings per share, see Note 6 – “Earnings Per Share” to our consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. As noted above, in the first quarter of 2020 and in 2019, we repurchased shares of our common stock and may do so in the future. In addition, we have in the past purchased, and may in the future purchase, our debt securities.
The price of our common stock may fluctuate significantly, which may make it difficult for holders to resell common stock when they want or at a price they find attractive.
The market price for our common stock may fluctuate significantly. In addition to the risk factors described herein, the following factors may have an adverse impact on the market price for our common stock: changes in general conditions in the economy, the mortgage insurance industry or the financial markets; announcements by us or our competitors of acquisitions or strategic initiatives; our actual or anticipated quarterly and annual operating results; changes in expectations of future financial performance (including incurred losses on our insurance in force); changes in estimates of securities analysts or rating agencies; actual or anticipated changes in our share repurchase program or dividends; changes in operating performance or market valuation of companies in the mortgage insurance industry; the addition or departure of key personnel; changes in tax law; and adverse press or news announcements affecting us or the industry. In addition, ownership by certain types of investors may affect the market price and trading volume of our common stock. For example, ownership in our common stock by investors such as index funds and exchange-traded funds can affect the stock’s price when those investors must purchase or sell our common stock because the investors have experienced significant cash inflows or outflows, the index to which our common stock belongs has been rebalanced, or our common stock is added to and/or removed from an index (due to changes in our market capitalization, for example).

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed, and damage to, or interruption in, our information technology systems may disrupt our operations.
As part of our business, we maintain large amounts of personal information on consumers. Federal and state laws designed to promote the protection of personal information of consumers require businesses that collect or maintain consumer information to adopt information security programs, notify individuals, and in some jurisdictions, regulatory authorities, of security breaches involving personally identifiable information. Those laws may require free credit monitoring services to be provided to individuals affected by security breaches. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation, result in a loss of business and expose us to material claims for damages.
We rely on the efficient and uninterrupted operation of complex information technology systems. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including through the actions of third parties. Due to our reliance on information technology systems, including ours and those of our customers and third party service providers, their damage or interruption could severely disrupt our operations, which could have a material adverse effect on our business, business prospects and results of operations.
In response to the COVID-19 pandemic, the Company activated its business continuity program by transitioning to a remote worker virtual workforce model with certain essential activities supported by limited staff in controlled office environments. While we continue to maintain our full operations, the virtual workforce model may be more vulnerable to security breaches, damage or disruption.
In addition, we are in the process of upgrading certain of our information systems that have been in place for a number of years and continue to deploy and enhance our risk-based pricing system. The implementation of these technological improvements, as well as their integration with customer and third party systems when applicable, is complex, expensive and time consuming. If we fail to timely and successfully implement and integrate the new technology systems, or if the systems do not operate as expected, it could have an adverse impact on our business, business prospects and results of operations.
Our success depends, in part, on our ability to manage risks in our investment portfolio.
Our investment portfolio is an important source of revenue and is our primary source of claims paying resources. Although our investment portfolio consists mostly of highly-rated fixed income investments, our investment portfolio is affected by general economic conditions and tax policy, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and credit spreads and, consequently, the value of our fixed income securities. The value of our investment portfolio may also be adversely affected by ratings downgrades, increased bankruptcies and credit spreads widening in distressed industries, such as energy, lodging and leisure, autos, transportation and retail. In addition, the collectability and valuation of our municipal bond portfolio may be adversely affected if state and local municipalities incur increased costs to respond to COVID-19 and receive fewer tax revenues due to adverse economic conditions. Our investment portfolio also includes commercial mortgage-backed securities, collateralized loan obligations, and asset-backed securities, which could be adversely affected by declines in real estate valuations and/or financial market disruption, including a heightened collection risk on the underlying loans. As a result of these matters, we may not achieve our investment objectives and a reduction in the market value of our investments could have an adverse effect on our liquidity, financial condition and results of operations.
For the significant portion of our investment portfolio that is held by MGIC, to receive full capital credit under insurance regulatory requirements and under the PMIERs, we generally are limited to investing in investment grade fixed income securities whose yields reflect their lower credit risk profile. Our investment income depends upon the size of the portfolio and its reinvestment at prevailing interest rates. A prolonged period of low investment yields would have an adverse impact on our investment income as would a decrease in the size of the portfolio.
In addition, we structure our investment portfolio to satisfy our expected liabilities, including claim payments in our mortgage insurance business. If we underestimate our liabilities or improperly structure our investments to meet these liabilities, we could have unexpected losses resulting from the forced liquidation of fixed income investments before their maturity, which could adversely affect our results of operations.
Pandemics, hurricanes and other natural disasters may impact our incurred losses, the amount and timing of paid claims, our inventory of notices of default and our Minimum Required Assets under PMIERs.
Pandemics and other natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires and floods, or other events related to changing climatic conditions, could trigger an economic downturn in the affected areas, which could result in a decline in our business and an increased claim rate on policies in those areas. Natural disasters, rising sea levels and increased cost of flood insurance could lead to a decrease in home prices in the affected areas, or in areas with similar risks, which could result in an increase in claim severity on policies in those areas. If we were to attempt to limit our new insurance written in disaster-prone areas, lenders may be unwilling to procure insurance from us anywhere.
Pandemics and other natural disasters could also lead to increased reinsurance rates or reduced availability of reinsurance. This may cause us to retain more risk than we otherwise would retain and could negatively affect our compliance with the financial requirements of the PMIERs.
The PMIERs require us to maintain significantly more "Minimum Required Assets" for delinquent loans than for performing loans; however, the increase in Minimum Required Assets is not as great for certain delinquent loans in areas that the Federal Emergency Management Agency has declared major disaster areas and for certain loans whose borrowers have been affected by COVID-19. An increase in delinquency notices resulting from a pandemic, such as the COVID-19 pandemic, or other natural disaster may result in an increase in "Minimum Required Assets" and a decrease in the level of our excess "Available Assets" which is discussed in our risk factor titled "We may not continue to meet the GSEs’ private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility."
The Company may be adversely impacted by the transition from LIBOR as a reference rate.
In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that after 2021 it would no longer compel banks to submit rate quotations required to calculate LIBOR. As a result, it is uncertain whether LIBOR will continue to be quoted after 2021. Efforts are underway to identify and transition to a set of alternative reference rates. The set of alternative rates includes the Secured Overnight Financing Rate (“SOFR”), which the Federal Reserve Bank of New York began publishing in 2018. SOFR is calculated based on different criteria than LIBOR. Accordingly, SOFR and LIBOR may diverge. In addition, SOFR may be subject to direct influence by activities of the Federal Reserve and the Federal Reserve Bank of New York in ways that other rates may not be.
There is considerable uncertainty as to how the financial services industry will address the discontinuance of LIBOR in financial instruments. Financial instruments indexed to LIBOR could experience disparate outcomes based on their contractual terms, ability to amend those terms, market or product type, legal or regulatory jurisdiction, and other factors. Alternative reference rates that replace LIBOR may not yield the same or similar economic results over the lives of the financial instruments, which could adversely affect the value of and return on these instruments.
While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may have an adverse effect on our business, results of operations or financial condition.
Our transactions involving financial instruments that reference LIBOR, include:

•	Buying and selling fixed income securities (as of June 30, 2020, approximately 5.0% of the fair value of our investment portfolio consisted of securities referencing LIBOR).

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Insuring adjustable rate mortgages (“ARMs”) whose interest is referenced to LIBOR (as of June 30, 2020, approximately $1.0 billion of our risk in force was on ARMs referencing LIBOR). A change in reference rate associated with these loans may affect their principal balance, which may affect our risk-in-force and the amount of Minimum Required Assets we are required to maintain under PMIERs. A change in reference rate may also affect the amount of principal and/or accrued interest we are required to pay in the event of a claim payment.

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Entering into reinsurance agreements under which our premiums are determined, in part, by the difference between interest payable on the reinsurers’ notes which reference LIBOR and earnings from a pool of securities receiving interest that may reference LIBOR (in the first half of 2020, our total premiums on such transactions were approximately $9.1 million).